Exhibit 21

News Release

October 29, 2008

Cash Store Financial commits $7.5 million to diabetes research

Edmonton-based company to support world class diabetes research centre

Edmonton, October 29th, 2008/CNW/ — Gordon J. Reykdal, Chairman and CEO of The Cash Store Financial Services Inc. (“Cash Store Financial”) today announced that the company will leverage its national network of 400 alternative financial services branches to raise $7.5 million over seven years for the Alberta Diabetes Foundation. The ADF is the fundraising body for diabetes research to be conducted at the Alberta Diabetes Institute (ADI) at the University of Alberta.

The announced contribution builds on Cash Store Financial’s long-standing commitment to support good causes in those communities where it conducts business.

The announcement was made at the Company’s fiscal 2008 Annual General Meeting in Edmonton, Alberta, where a cheque was presented to Bruce Hull, Chairman of the Alberta Diabetes Foundation.

“The ADI is a world-class facility, globally recognized for its advancements in diabetes research. There is a very real possibility that ADI’s researchers will spearhead a cure for this debilitating and often deadly disease,” said Mr. Reykdal. “One of the biggest things getting in the way of the institutes success is a lack of money. We want to help.”

“Through our network of over 400 branches we intend to coordinate and run no less than 35 fun runs annually, which will be the main avenue through which we will raise money. We will also seek support from corporate sponsors,” he added.

ADF Chairman, Bruce Hull, also commented.

“We are thrilled that Cash Store Financial has made this commitment to the ADF. Diabetes can be a deadly disease. It affects millions of people around the world.

Not only does it hamper the lives of those who have it, it places a significant strain on healthcare resources around the world.”

He added: “A cure is within our reach. Through Cash Store Financial’s generous financial contribution, we will move quickly toward that cure. We are tremendously appreciative of this contribution.  This level of corporate support further solidifies work underway at both the ADF and the ADI. We hope this will encourage others to give as well.”

About The Cash Store Financial Services Inc. (Cash Store Financial)

Cash Store Financial is the only payday advance broker in Canada publicly traded on the Toronto Stock Exchange (TSX:CSF). Cash Store Financial operates over 400 branches across Canada under two banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate payday advance services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card, the Freedom Card and a private label pre-paid credit card, the Freedom MasterCard, as well as other ancillary products.

Cast Store Financial employs more than 1,500 associates and is headquartered in Edmonton, Alberta.

About the Alberta Diabetes Foundation

Alberta Diabetes Foundation (ADF) is a not for profit, charitable organization committed to the search for a cure for diabetes. ADF has been in operation since 1988 and was founded by a group of volunteers whose lives were affected by diabetes. The foundation is a focused and effective team of volunteers, scientists and professionals who raise money to fund world-leading research in search of a cure for the diabetes epidemic. The ADF has raised millions of dollars in support of diabetes research that is conducted at the Alberta Diabetes Institute at the University of Alberta.

For further information on Cash Store Financial please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, Cash Store Financial (780) 408-5118; or, Michael J.L. Thompson, Senior Vice President and Corporate Secretary, Cash Store Financial, (780) 408-5595

For further information on the Alberta Diabetes Foundation and the Alberta Diabetes Institute, please contact:

Bruce Hull, Chairman, Alberta Diabetes Foundation, (780) 492-8652

JoAnne Langner, Executive Director, Alberta Diabetes Foundation, (780) 492-8652

This News Release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form (“AIF”) dated August 27, 2008 under the heading “Risk Factors”. All material assumptions used in making forward-looking statements are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believes the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.